PULSE BIOSCIENCES, INC.

601 Brickell Key Drive, Suite 1080

Miami, Florida 33131

(510) 906-4600

February 25, 2026

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pulse Biosciences, Inc. Registration Statement on Form S-3 File No. 333-293596 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Pulse Biosciences, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-293596) (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on February 27, 2026 or as soon thereafter as practicable, unless we or our outside counsel, Baker & Hostetler LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act.

We request that we be notified of such effectiveness by a telephone call to Adam Finerman, of Baker & Hostetler LLP, at (212) 589-4233 or by email at afinerman@bakerlaw.com.

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Very truly yours, PULSE BIOSCIENCES, INC. By: /s/ Kenneth B. Stratton Name: Kenneth B. Stratton Title: General Counsel